Exhibit 99.1

Industry Canada	Industrie Canada

Certificate of Amendment	Certificat de modification
Canada Business Corporations Act	Loi canadienne sur les sociétés par actions

Algonquin Power & Utilities Corp.
Corporate name / Dénomination sociale

236237-6
Corporation number / Numéro de société

I HEREBY CERTIFY that the articles of the above-named corporation are amended under section 27 of the Canada Business Corporations Act as set out in the attached articles of amendment designating a series of shares.	JE CERTIFIE que les statuts de la société susmentionnée sont modifiés aux termes de l’article 27 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses modificatrices désignant une série d’actions.

Marcie Girouard
Director / Directeur

2012-11-02
Date of Amendment (YYYY-MM-DD)
Date de modification (AAAA-MM-JJ)

Industry Canada	Industrie Canada	Form 4 Articles of Amendment Canada Business Corporations Act (CBCA) (s. 27 or 177)	Formulaire 4 Clauses modificatrices Loi canadienne sur les sociétés par actions (LCSA) (art. 27 ou 177)

1	Corporate name Dénomination sociale Algonquin Power & Utilities Corp.
2	Corporation number Numéro de la société 236237-6
3	The articles are amended as follows Les statuts sont modifiés de la façon suivante

The corporation amends the description of classes of shares as follows: La description des catégories d’actions est modifiée comme suit : See attached schedule / Voir l’annexe ci-jointe

4	Declaration: I certify that I am a director or an officer of the corporation. Déclaration : J’atteste que je suis un administrateur ou un dirigeant de la société.

Original signed by / Original signé par
David Bronicheski
David Bronicheski
905-465-4512

Note: Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250(1) of the CBCA).

Nota : Faire une fausse déclaration constitue une infraction et son auteur, sur déclaration de culpabilité par procédure sommaire, est passible d’une amende maximale de 5 000 $ et d’un emprisonnement maximal de six mois, ou de l’une de ces deux peines (paragraphe 250(1) de la LCSA).

IC 3069 (2008/04)

The articles of the Corporation are amended to increase the classes and any maximum number of shares that the Corporation is authorized to issue by creating 4,800,000 Cumulative Rate Reset Preferred Shares, Series A and 4,800,000 Cumulative Floating Rate Preferred Shares, Series B. The rights, privileges, restrictions and conditions attaching to each series of shares are as set out on Schedule A annexed to these articles, which Schedule is incorporated into this form.

SCHEDULE A

I.1	CUMULATIVE RATE RESET PREFERRED SHARES, SERIES A

The first series of preferred shares shall consist of up to 4,800,000 shares, which shares shall be designated as Cumulative Rate Reset Preferred Shares, Series A (the “Series A Shares”) and which, in addition to the rights, privileges, restrictions and conditions attached to the preferred shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

(a)	Dividends

(i)	Dividend Periods and Dividend Payment Dates. A “Dividend Period” means the period from and including the date of initial issue of the Series A Shares to, but excluding, December 31, 2012 and, thereafter, the next succeeding period that is from and including the 31st day (each, a “Quarter End Date”) of each of the months of March, June, September and December in each year, as the case may be, to but excluding the next succeeding Quarter End Date. The dividend payment dates (the “Dividend Payment Dates”) in respect of the dividends payable on the Series A Shares shall be the last day (or, if such day is not a Business Day, the immediately following Business Day) of each of the months of March, June, September and December in each year.

(ii)	Payment of Dividends.

(A)	During the Initial Fixed Rate Period and each Subsequent Fixed Rate Period, the holders of Series A Shares shall be entitled to receive, and the Corporation shall pay thereon, if, as and when declared by the board of directors of the Corporation (the “Board”), out of moneys of the Corporation properly applicable to the payment of dividends, fixed, cumulative, preferential cash dividends (the “Quarterly Dividends”) in the amounts set forth in subsection I.1(a)(ii)(B) payable, with respect to each Dividend Period, on the Dividend Payment Date in respect of such Dividend Period.

(B)	Subject to subsection I.1(a)(iii), for all Dividend Periods during:

(1)	the Initial Fixed Rate Period, each Quarterly Dividend shall be in an amount equal to $0.28125 per Series A Share (being an annual rate equal to $1.1250 per Series A Share); and

(2)

each Subsequent Fixed Rate Period, each Quarterly Dividend shall be in an amount per Series A Share equal to the result of the following calculation:  1/4 x [($25.00 x AFDR)], where “AFDR” means the Annual Fixed Dividend Rate applicable to such Subsequent Fixed Rate Period.

(C)	The Corporation shall determine the Annual Fixed Dividend Rate for each Subsequent Fixed Rate Period on the relevant Fixed Rate Calculation Date. Such determination shall, in the absence of manifest error, be final and binding on the Corporation and all holders of Series A Shares. The Corporation shall, on the relevant Fixed Rate Calculation Date, give written notice of the Annual Fixed Dividend Rate for the ensuing Subsequent Fixed Rate Period to the registered holders of the then outstanding Series A Shares in accordance with the provisions of subsection I.1(f)(i).

(D)	Dividends on the Series A Shares shall accrue daily from and including the date of issue of such shares.

(iii)	Initial Dividend and Dividend for Other than a Full Dividend Period. The holders of Series A Shares shall be entitled to receive, and the Corporation shall pay thereon, if, as and when declared by the Board out of moneys of the Corporation properly applicable to the payment of dividends, cumulative, preferential cash dividends for the initial period or any period which is less than a full Dividend Period, as follows:

(A)	an initial dividend in respect of the period from and including the date of the initial issue of the Series A Shares to but excluding December 31, 2012 in an amount per Series A Share equal to $1.1250 multiplied by a fraction, the numerator of which is the number of calendar days from and including the date of the initial issue of the Series A Shares to but excluding December 31, 2012 and the denominator of which is 365, (which, if the Series A Shares are issued on November 9, 2012, shall be $0.1603 per Series A Share): and

(B)	a dividend in an amount per share with respect to any Series A Share:

(1)	which is issued, redeemed or converted during any Dividend Period;

(2)	where the assets of the Corporation are distributed to the holders of the Series A Shares pursuant to subsection I.1(i) with an effective date during any Dividend Period; or

(3)	in any other circumstance where the number of days in a Dividend Period that such share has been outstanding is less than a full Dividend Period (other than the period referred to in subsection I.1(a)(iii)(A)), equal to the amount obtained when the amount of the Quarterly Dividend payable in respect of the applicable full Dividend Period is multiplied by a fraction, the numerator of which is the number of calendar days in such Dividend Period that such share has been outstanding (excluding the date of redemption or conversion, the effective date for the distribution of assets or the last day of the applicable shorter period, as applicable) and the denominator of which is the number of calendar days in such Dividend Period.

(iv)

Payment Procedure. The Corporation shall pay the dividends declared on the Series A Shares on the relevant Dividend Payment Date (less any tax required to be deducted or withheld by the Corporation) by electronic funds transfer or by cheque(s) drawn on a Canadian chartered bank or trust company and payable in lawful money of Canada at any branch of such bank or trust company in Canada or in such other manner, not contrary to applicable law, as the Corporation shall reasonably determine. The delivery or mailing of any cheque to a holder of Series A Shares (in the manner provided for in subsection I.1(f)(i)) or the electronic transfer of funds to an account specified by such holder shall be a full and complete discharge of the Corporation’s obligation to pay the dividends to such holder to the extent of the sum represented thereby (plus the amount of any tax required to be and in fact deducted or withheld by the Corporation from the related dividends as aforesaid and remitted to the proper taxing authority), unless such cheque is not honoured when presented for payment. Subject to applicable law, dividends which are represented by a cheque which has not been presented to the Corporation’s banker for payment or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable may be reclaimed and used by the Corporation for its own purposes.

(v)	Cumulative Payment of Dividends. If on any Dividend Payment Date, the Quarterly Dividends payable in respect of the Dividend Period ending in the calendar month in which such Dividend Payment Date occurs are not paid in full on all of the Series A Shares then outstanding, such Quarterly Dividends, or the unpaid part thereof, shall be paid (less any tax required to be deducted or withheld by the Corporation) on a subsequent date or dates determined by the Board on which the Corporation shall have sufficient monies properly applicable to the payment of such Quarterly Dividends. The holder of Series A Shares shall not be entitled to any dividends other than or in excess of the cumulative preferential cash dividends herein provided for.

(vi)	Priority. The Series A Shares rank senior to the Common Shares and rank on a parity with every other series of Preferred Shares as to dividends.

(b)	Redemption, Conversion and Purchase

(i)	General. To the extent permitted by applicable law, the Series A Shares may be redeemed, converted or purchased by the Corporation as provided in this subsection I.1(b) but not otherwise.

(ii)	Corporation’s Redemption Rights. The Series A Shares shall not be redeemable by the Corporation prior to December 31, 2018. On any Series A Conversion Date, the Corporation may redeem all or any number of the outstanding Series A Shares, at its option, by the payment in cash of $25.00 per share so redeemed together with all accrued and unpaid dividends thereon up to, but excluding, the date fixed for redemption (less any tax required to be deducted or withheld by the Corporation) (the “Redemption Price”). Where applicable, if less than all of the outstanding Series A Shares are at any time to be redeemed, the particular shares to be redeemed shall be selected on a pro rata basis (disregarding fractions) or, with the consent of any applicable stock exchange, in such other manner as the Board may in its sole discretion determine by resolution.

(iii)	Notice of Redemption. Notice of any redemption of Series A Shares pursuant to subsection I.1(b)(ii) shall be given to each holder of Series A Shares to be redeemed by the Corporation at least 30 and not more than 60 days prior to the date fixed for redemption. Any notice of redemption of Series A Shares by the Corporation shall be validly and effectively given on the date on which it is sent to each holder of Series A Shares to be redeemed in the manner provided for in subsection I.1(f)(i). Such notice shall set out:

(A)	the date (the “Redemption Date”) on which the redemption is to take place;

(B)	unless all the Series A Shares held by the holder to whom it is addressed are to be redeemed, the number of Series A Shares so held which are to be redeemed; and

(C)	the Redemption Price.

(iv)	Payment of Redemption Price. The Corporation shall on the Redemption Date pay or cause to be paid to the holders of the Series A Shares so called for redemption the Redemption Price therefor on presentation and delivery at the principal transfer office of the Transfer Agent in the city of Toronto or such other place or places in Canada designated in the notice of redemption, of the certificate or certificates representing the Series A Shares so called for redemption. Such payment shall be made by electronic funds transfer to an account specified by such holder or by cheque drawn on a Canadian chartered bank or trust company in the amount of the Redemption Price and such electronic transfer of funds or the delivery or mailing of such cheque (in the manner provided for in subsection I.1(f)(i)) shall be a full and complete discharge of the Corporation’s obligation to pay the Redemption Price owed to the holders of Series A Shares so called for redemption to the extent of the sum represented thereby (plus the amount of any tax required to be and in fact deducted or withheld by the Corporation as aforesaid and remitted to the proper taxing authority) unless such cheque is not honoured when presented for payment. From and after the Redemption Date, the holders of Series A Shares called for redemption shall cease to be entitled to dividends or to exercise any of the rights of holders of Series A Shares in respect of such shares except the right to receive the Redemption Price, provided that if payment of such Redemption Price is not duly made in accordance with the provisions hereof, then the rights of such holders shall remain unimpaired. If less than all the Series A Shares represented by any certificate shall be redeemed, a new certificate for the balance shall be issued without cost to the holder. Subject to applicable law, redemption monies which remain unclaimed for a period of six years from the Redemption Date may be reclaimed and used by the Corporation for its own purposes.

(v)	Deposit of Redemption Price. The Corporation shall have the right, at any time after mailing a notice of redemption, to deposit the aggregate Redemption Price for the Series A Shares thereby called for redemption, or such part thereof as at the time of deposit has not been claimed by the holders entitled thereto, in a special account with a Canadian chartered bank or trust company named in the notice of redemption in trust for the holders of such shares, and upon such deposit being made or upon the Redemption Date, whichever is the later, the Series A Shares in respect of which such deposit shall have been made shall be deemed to be redeemed on the Redemption Date and the rights of each holder thereof shall be limited to receiving, without interest, the holder’s proportionate part (after taking into account any amounts required to be deducted or withheld on account of tax in respect of such holder) of the Redemption Price so deposited upon presentation and surrender of the certificate or certificates representing the Series A Shares so redeemed. Any interest on any such deposit shall belong to the Corporation. Subject to applicable law, redemption monies which remain unclaimed for a period of six years from the Redemption Date may be reclaimed and used by the Corporation for its own purposes.

(vi)	Declaration of Dividends in Respect of Shares to be Redeemed. If a dividend is declared by the Board in respect of any Dividend Period during which the Series A Shares are redeemed, notwithstanding the provisions of subsection I.1(a)(iv), no electronic funds transfer or cheque shall be made or issued in payment of such dividend; rather, the amount of such dividend declared shall be considered to be an accrued and unpaid dividend for purposes of subsection I.1(b)(ii).

(vii)	Conversion at the Option of the Holder. Subject to the second paragraph of subsection I.1(b)(viii), subsection I.1(b)(ix) and subsection I.1(b)(x), each holder of Series A Shares shall have the right, at its option, on any Series A Conversion Date, to convert all or any part of its Series A Shares registered in its name into Cumulative Floating Rate Preferred Shares, Series B (the “Series B Shares”) on the basis of one Series B Share for each Series A Share converted. Such right may be exercised by notice in writing (an “Election Notice”) given not earlier than the 30th day prior to, and not later than 5:00 p.m. (Toronto time) on the 15th day preceding, the applicable Series A Conversion Date during usual business hours at any principal transfer office of the Transfer Agent, or such other place or places designated by the Corporation. On any conversion of Series A Shares into Series B Shares, the certificates representing the Series B Shares resulting from the conversion of Series A Shares to which such holder is entitled shall be issued in the name of the holder of the Series A Shares converted or in such name or names as such holder may direct in writing; provided that such holder shall pay any applicable security transfer taxes. Any Election Notice shall be accompanied by (1) payment or evidence of payment of the tax (if any) payable; and (2) the certificate or certificates representing the Series A Shares in respect of which the holder thereof desires to convert into Series B Shares with the transfer form on the back thereof or other appropriate stock transfer power of attorney duly endorsed by the holder, or his or her attorney duly authorized in writing, in which Election Notice such holder may elect to convert part only of the Series A Shares represented by such certificate or certificates not theretofore called for redemption in which event the Corporation will issue and deliver or cause to be delivered to such holder, at the expense of the Corporation, a new certificate representing the Series A Shares represented by such certificate or certificates that have not been converted. Such conversion shall be deemed to have been made at 5:00 p.m. (Toronto time) on the Series A Conversion Date, so that the rights of the holder of such Series A Shares as the holder thereof shall cease at such time and the person or persons entitled to receive the Series B Shares upon such conversion will be treated for all purposes as having become the holder or holders of record of such Series B Shares at such time. An Election Notice is irrevocable once received by the Corporation. If the Corporation does not receive an Election Notice within the specified time, the Series A Shares shall be deemed not to have been converted (subject to subsection I.1(b)(ix)).

(viii)	Notice of Conversion Rate and Dividend Rates and Election Notice. The Corporation shall, at least 30 days and not more than 60 days prior to each Series A Conversion Date, provide notice in writing to the then registered holders of the Series A Shares of the Series A Conversion Date and a form of Election Notice as specified by the Corporation. On the 30th day prior to each Series A Conversion Date, the Corporation shall give notice in writing to the registered holders of the Series A Shares of the Annual Fixed Dividend Rate for the next Subsequent Fixed Rate Period and the Floating Quarterly Dividend Rate for the next Quarterly Floating Rate Period (as these terms are defined in the Series B Share Provisions).

If the Corporation gives notice pursuant to subsection I.1(b)(iii) to the registered holders of the Series A Shares of the redemption of all Series A Shares pursuant to subsection I.1(b)(ii), it shall not be required to give notice to the holders of the Series A Shares of any dividend rates or of the conversion right of holders of Series A Shares and the right of holders of Series A Shares to convert such shares pursuant to subsection I.1(b)(vii) shall terminate.

(ix)	Automatic Conversion. If the Corporation determines that there would remain outstanding on a Series A Conversion Date less than 1,000,000 Series A Shares, after having taken into account all Election Notices in respect of Series A Shares duly tendered for conversion into Series B Shares and all Election Notices in respect of Series B Shares duly tendered for conversion into Series A Shares in accordance with the Series B Share Provisions, in each case received by the Corporation during the time fixed therefor, then, all, but not part, of the remaining outstanding Series A Shares will automatically be converted into Series B Shares on the basis of one Series B Share for each Series A Share on the applicable Series A Conversion Date. The Corporation shall give notice in writing of the automatic conversion thereof to all holders of the Series A Shares at least seven days prior to the applicable Series A Conversion Date.

(x)	Restrictions on Conversion. The holders of Series A Shares shall not be entitled to convert their shares into Series B Shares if the Corporation determines that there would remain outstanding on a Series A Conversion Date less than 1,000,000 Series B Shares after having taken into account all Election Notices in respect of Series A Shares duly tendered for conversion into Series B Shares and all Election Notices in respect of Series B Shares duly tendered for conversion into Series A Shares in accordance with the Series B Share Provisions, in each case received by the Corporation during the time fixed therefor. The Corporation shall give notice in writing of the inability to convert Series A Shares to all holders of the Series A Shares at least seven days prior to the applicable Series A Conversion Date.

(xi)	Non-Residents. The Corporation is not required to (but may at its option) issue Series B Shares upon the conversion of Series A Shares into Series B Shares to any person whose address is in, or whom the Corporation or the Transfer Agent has reason to believe is a resident of, any jurisdiction outside Canada, to the extent that such issue would require the Corporation to take any action to comply with the securities laws or analogous laws of such jurisdiction.

(xii)	Purchase for Cancellation. Subject to applicable laws, the Corporation may, at any time, purchase for cancellation (if obtainable), out of capital or otherwise, the whole or any part of the Series A Shares outstanding from time to time at any price by tender to all holders of record of Series A Shares or through the facilities of any stock exchange on which the Series A Shares are listed, or in any other manner, provided that in the case of a purchase in any other manner the price for such Series A Shares so purchased for cancellation shall not exceed the highest price offered for a board lot of the Series A Shares on any stock exchange on which such shares are listed on the date of purchase for cancellation, plus the costs of purchase. If upon any tender to holders of Series A Shares under the provisions of this subsection I.1(b)(xii), more shares are offered than the Corporation is prepared to purchase, the shares so offered will be purchased as nearly as may be pro rata (disregarding fractions) according to the number of Series A Shares so offered by each of the holders of Series A Shares who offered shares to such tender. From and after the date of purchase of any Series A Shares under the provisions of this subsection I.1(b)(xii), the shares so purchased shall be cancelled.

(xiii)	Conversion – General. On the conversion of a Series A Share to a Series B Share pursuant to the terms of these Series A Share Provisions, each such Series A Share shall become an issued Series B Share and the number of unissued Series A Shares shall be increased by the number of Series A Shares that became Series B Shares.

(c)	Voting Rights

(i)	Voting Rights – General. Except as otherwise required by law or in the conditions attaching to the Preferred Shares as a class, the holders of Series A Shares shall not be entitled to receive notice of, attend at, or vote at any meeting of shareholders of the Corporation, unless and until the Corporation shall have failed to pay eight Quarterly Dividends on the Series A Shares in accordance with the terms hereof, whether or not consecutive and whether or not such dividends were declared and whether or not there are any monies of the Corporation properly applicable to the payment of such dividends. In the event of such non-payment, and for only so long as any such dividends remain in arrears, the holders of the Series A Shares shall be entitled to receive notice of all meetings of shareholders of the Corporation and to attend thereat (other than a separate meeting of the holders of another series or class of shares), and shall at any such meetings which they shall be entitled to attend, except when the vote of the holders of shares of any other class or series is to be taken separately and as a class or series, be entitled to vote together with all of the voting shares of the Corporation on the basis of one vote in respect of each Series A Share held by each such holder, until all such arrears of such dividends shall have been paid, whereupon such rights shall cease unless and until the Corporation shall again fail to pay eight Quarterly Dividends on the Series A Shares in accordance with the terms hereof, whether or not consecutive and whether or not such dividends were declared and whether or not there are any monies of the Corporation properly applicable to the payment of such dividends, in which event such voting rights shall become effective again and so on from time to time.

(d)	Issue Price

The consideration for which each Series A Share shall be issued is $25.00 and, upon payment of such consideration, each such share shall be issued as fully paid and non-assessable.

In the event of a conversion of a Series B Share into a Series A Share, the amount to be deducted from the stated capital account maintained for the Series B Shares and added to the stated capital account maintained for the Series A Shares will be $25.00 per share so converted.

(e)	Election under the Income Tax Act (Canada)

The Corporation shall elect in the manner and within the time provided under the Income Tax Act (Canada) (the “Tax Act”), under Subsection 191.2(1) of Part VI.1 of the Tax Act, or any successor or replacement provision of similar effect, and take all other necessary action under the Tax Act, to pay or cause payment of tax under Part VI.1 of the Tax Act at a rate such that the corporate holders will not be required to pay tax on dividends received on the Series A Shares under Section 187.2 of Part IV.1 of the Tax Act or any successor or replacement provision of similar effect.

(f)	Notice and Interpretation

(i)

Notices. Any notice, cheque, invitation for tenders or other communication from the Corporation herein provided for shall be sufficiently given, sent or made if delivered or if sent by first class unregistered mail, postage prepaid, to the holders of the Series A Shares at their respective addresses appearing on the records of the Corporation maintained by the Corporation or the Transfer Agent, or, in the case of joint holders, to the address of the holder whose name appears first on the records of the Corporation maintained by the Corporation or the Transfer Agent as one of such joint holders, or, in the event of the address of any of such holders not so appearing, then at the last address of such holder known to the Corporation. Accidental failure to give such notice, invitation for tenders or other communication to one or more holders of the Series A Shares shall not affect the validity of the notices, invitations for tenders or other communications properly given or any action taken pursuant to such notice, invitation for tender or other communication but, upon such failure being discovered, the notice, invitation for tenders or other communication, as the case may be, shall be sent forthwith to such holder or holders. If any notice, cheque, invitation for tenders or other communication from the Corporation given to a holder of Series A Shares pursuant to this subsection is returned on three consecutive occasions because the holder cannot be found, the Corporation shall not be required to give or mail any further notices, cheques, invitations for tenders or other communications to such shareholder until the holder informs the Corporation in writing of such holder’s new address.

If the Board determines that mail service is or is threatened to be interrupted at the time when the Corporation is required or elects to give any notice hereunder by mail, or is required to send any cheque or any share certificate to a holder, whether in connection with the redemption of such share or otherwise, the Corporation may, notwithstanding the provisions hereof:

(A)	give such notice by publication thereof once in a newspaper having national circulation in Canada or, if there is no newspaper having national circulation in Canada, in an English language newspaper of general circulation published in each of Vancouver, Calgary, Toronto and Montreal and such notice shall be deemed to have been validly given on the day next succeeding its publication; and

(B)	fulfill the requirement to send such cheque or such share certificate by arranging for the delivery thereof to such holder by the Transfer Agent at its principal offices in the city of Toronto, and such cheque and/or share certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (A) above, provided that as soon as the Board determines that mail service is no longer interrupted or threatened to be interrupted, such cheque or share certificate, if not theretofore delivered to such holder, shall be sent by mail as herein provided.

(ii)	Interpretation. If any day on which any dividend on the Series A Shares is payable, on which any Redemption Date or any Series A Conversion Date shall occur, or on or by which any other action is required or permitted to be taken hereunder is not a Business Day, then such dividend shall be payable, such Redemption Date or Series A Conversion Date shall occur or such other action shall be required or permitted to be taken on the immediately following day that is a Business Day.

If a holder of Series A Shares is entitled to a cheque and such cheque is not received by the holder, or if the cheque is lost or destroyed, the Corporation, on being furnished with reasonable evidence of non-receipt, loss or destruction, and an indemnity satisfactory to the Corporation, acting reasonably, will issue to the holder of the Series A Shares a replacement cheque for the amount of the original cheque.

The Corporation will be entitled to deduct or withhold from any amount payable to a holder of Series A Shares under these Series A Share provisions any amount required by law to be deducted or withheld from that payment.

Reference to any statute is to that statute as in force from time to time, including any regulations, rules, policy statements or guidelines made under that statute, and includes any statute that may be enacted in substitution of that statute.

All references herein to a holder of Series A Shares shall be interpreted as referring to a registered holder of the Series A Shares.

For the purposes hereof:

(A)	“Annual Fixed Dividend Rate” means, for any Subsequent Fixed Rate Period, the annual rate (expressed as a percentage rounded to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the Government of Canada Yield on the applicable Fixed Rate Calculation Date plus 2.94%;

(B)	“Bloomberg Screen GCAN5YR Page” means the display designated as page “GCAN5YR<INDEX>” on the Bloomberg Financial L.P. service (or such other page as may replace the GCAN5YR page on that service or if such service is no longer available, a successor service as determined by the Corporation) for purposes of displaying Government of Canada Yields;

(C)	“Business Day” means a day other than a Saturday, a Sunday or any other day that is a statutory or civic holiday in the place where the Corporation has its head office;

(D)	“Fixed Rate Calculation Date” means, for any Subsequent Fixed Rate Period, the 30th day prior to the first day of such Subsequent Fixed Rate Period;

(E)	“Government of Canada Yield” on any date means the yield to maturity on such date (assuming semi-annual compounding) of a Canadian dollar denominated non-callable Government of Canada bond with a term to maturity of five years as quoted as of 10:00 a.m. (Toronto time) on such date and which appears on the Bloomberg Screen GCAN5YR Page on such date; provided that, if such rate does not appear on the Bloomberg Screen GCAN5YR Page on such date, the Government of Canada Yield will mean the average of the yields determined by two registered Canadian investment dealers selected by the Corporation, as being the yield to maturity on such date (assuming semi-annual compounding) which a Canadian dollar denominated non-callable Government of Canada bond would carry if issued in Canadian dollars at 100% of its principal amount on such date with a term to maturity of five years;

(F)	“in priority to”, “on a parity with” and “junior to” have reference to the order of priority in payment of dividends and in the distribution of assets in the event of any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs;

(G)	“Initial Fixed Rate Period” means the period from and including the date of the initial issue of the Series A Shares to, but excluding, December 31, 2018;

(H)	“Quarter End Date” has the meaning given to it in subsection I.1(a)(i);

(I)	“ranking as to capital” and similar expressions mean ranking with respect to priority in the distribution of assets of the Corporation in the event of any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, upon a return of capital or upon any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs;

(J)	“ranking as to dividends” and similar expressions mean ranking with respect to priority in the payment of dividends by the Corporation;

(K)	“Series A Conversion Date” means December 31, 2018 and December 31 (or, if such date is not a Business Day, the immediately following Business Day) of every fifth year thereafter;

(L)	“Series A Share Provisions” means the designation, rights, privileges, restrictions and conditions of the Series A Shares;

(M)	“Series B Share Provisions” means the designation, rights, privileges, restrictions and conditions of the Series B Shares;

(N)	“Subsequent Fixed Rate Period” means for the initial Subsequent Fixed Rate Period, the period from and including December 31, 2018 to, but excluding, December 31, 2023 and for each succeeding Subsequent Fixed Rate Period, the period commencing on the day immediately following the end of the immediately preceding Subsequent Fixed Rate Period to, but excluding, December 31 in the fifth year thereafter; and

(O)	“Transfer Agent” means CIBC Mellon Trust Company at its principal transfer office in Toronto, Ontario, its successors and assigns, or such other person as from time to time may be appointed as the registrar and transfer agent for the Series A Shares.

(g)	Modification

Subject to subsection I.1(b)(ii), the designation, rights, privileges, restrictions and conditions attaching to the Series A Shares as a series may be repealed, deleted, varied, modified, amended or amplified from time to time only with the approval of the holders of the Series A Shares given in accordance with the Canada Business Corporations Act (the “CBCA”) and subsection I.1(h) and with any required approvals of any stock exchanges on which the Series A Shares may be listed.

(h)	Approval of Holders of Series A Shares

(i)

Approval of Holders of Series A Shares. Except as otherwise provided herein, any approval of the holders of the Series A Shares with respect to any matters requiring the consent of such holders may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by a resolution signed by all such holders or passed by the affirmative vote of at least two-thirds of the votes cast by the holders who voted in respect of that resolution at a meeting of the holders duly called for that purpose and at which the holders of 10% of the outstanding Series A Shares are present in person or represented by proxy. If at any such meeting the holder(s) of 10% of the outstanding Series A Shares are not present in person or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than 15 days thereafter and to such time and place as may be designated by the chairman of such meeting, and not less than 10 days’ written notice shall be given of such adjourned meeting. At such adjourned meeting the holders(s) of Series A Shares present in person or represented by proxy shall form the necessary quorum and may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of at least two-thirds of the votes cast at such meeting shall constitute the approval of the holders of the Series A Shares. At any meeting of holders of Series A Shares as a series, each such holder shall be entitled to one vote in respect of each share held.

(ii)	Formalities, etc. The proxy rules applicable to, the formalities to be observed in respect of the giving notice of, and the formalities to be observed in respect of the conduct of, any meeting or any adjourned meeting of holders of the Series A Shares shall be those required by law, as may from time to time be supplemented by the by-laws of the Corporation. On every poll taken at every meeting of holders of Series A Shares as a series, each holder entitled to vote thereat shall have one vote in respect of each Series A Share held.

(i)	Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, whether voluntary or involuntary, subject to the prior satisfaction of the claims of all creditors of the Corporation and of holders of shares of the Corporation ranking prior to the Series A Shares, the holders of the Series A Shares shall rank (a) on a parity with the Preferred Shares of every other series and (b) senior to the Common Shares and the shares of any other class ranking junior to the Preferred Shares. The Series A Shares shall be entitled to receive an amount equal to $25.00 per Series A Share, together with an amount equal to all accrued and unpaid dividends up to but excluding the date fixed for payment or distribution (less any tax required to be deducted or withheld by the Corporation), before any amount is paid or any assets of the Corporation are distributed to the holders of any shares of the Corporation ranking junior as to capital to the Series A Shares. Upon payment to the holders of the Series A Shares of the amounts so payable to them, such holders shall not be entitled to share in any further distribution of the assets of the Corporation.

(j)	Withholding Taxes

(i)	Withholding Taxes. For greater certainty, and notwithstanding any other provision of this Section I.1, the Corporation shall be entitled to deduct and withhold any amounts required to be deducted or withheld on account of any taxes from any amounts (including shares) payable or otherwise deliverable in respect of the Series A Shares, including on the redemption, cancellation or conversion of the Series A Shares. To the extent that any amounts are deducted or withheld, such deducted or withheld amounts shall be treated for all purposes hereof as having been paid or delivered to the person in respect of which such deduction or withholding was made. The Corporation is hereby authorized to sell or otherwise dispose of all or any number of Series B Shares otherwise deliverable to a holder of Series A Shares on the conversion of such Series A Shares in order to meet any applicable tax deduction or withholding tax requirements.

(ii)	Transfer Taxes. For greater certainty, and notwithstanding any other provision of this Section I.1, the Corporation shall not be required to pay any tax which may be:

(A)	imposed upon the person or persons to whom Series B Shares are issued,

(B)	payable in respect of the issuance of such Series B Shares or a certificate therefor, or

(C)	payable in respect of any transfer involved in the issuance and delivery of any certificate in the name or names other than that of the holder of the Series A Shares,

in connection with the conversion of Series A Shares into Series B Shares. The Corporation may refuse to issue any Series B Share or deliver any such Series B Share certificate unless and until the person or persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid or is otherwise not required to be paid in the circumstances

II.1	CUMULATIVE FLOATING RATE PREFERRED SHARES, SERIES B

The second series of preferred shares shall consist of up to 4,800,000 shares, which shares shall be designated as Cumulative Floating Rate Preferred Shares, Series B (the “Series B Shares”) and which, in addition to the rights, privileges, restrictions and conditions attached to the preferred shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

(a)	Dividends

(i)	Dividend Payment Dates. The dividend payment dates (the “Dividend Payment Dates”) in respect of the dividends payable on the Series B Shares shall be the last day (or if such day is not a Business Day, the immediately following Business Day) of each of the months of March, June, September and December in each year.

(ii)	Payment of Dividends. The holders of Series B Shares shall be entitled to receive, and the Corporation shall pay thereon, if, as and when declared by the board of directors of the Corporation (the “Board”), out of moneys of the Corporation properly applicable to the payment of dividends, quarterly floating rate, cumulative, preferential cash dividends in respect of each Quarterly Floating Rate Period in an amount per Series B Share determined by multiplying the applicable Floating Quarterly Dividend Rate by $25.00 (“Quarterly Dividends”).

The Corporation shall determine the Floating Quarterly Dividend Rate for each Quarterly Floating Rate Period on the relevant Floating Rate Calculation Date. Such determination shall be, in the absence of manifest error, final and binding on the Corporation and all holders of Series B Shares. The Corporation shall, on the relevant Floating Rate Calculation Date, give written notice of the Floating Quarterly Dividend Rate for the ensuing Quarterly Floating Rate Period to the registered holders of outstanding Series B Shares in accordance with the provisions of subsection II.1(f)(i).

Dividends on the Series B Shares shall accrue daily from and including the date of issue of such shares.

(iii)	Dividend for Other than a Full Quarterly Floating Rate Period. The holders of Series B Shares shall be entitled to receive, and the Corporation shall pay thereon, if, as and when declared by the Board out of moneys of the Corporation properly applicable to the payment of dividends, cumulative, preferential cash dividends for any period which is less than a full Quarterly Floating Rate Period, in an amount per share with respect to any Series B Share:

(A)	which is issued, redeemed or converted during any Quarterly Floating Rate Period:

(B)	where the assets of the Corporation are distributed to the holders of the Series B Shares pursuant to subsection II.1(i) with an effective date during any Quarterly Floating Rate Period; or

(C)	in any other circumstance where the number of days in a Quarterly Floating Rate Period that such share has been outstanding is less than a full Quarterly Floating Rate Period;

equal to the amount (rounded to five decimal places) obtained when the amount of the Quarterly Dividend payable in respect of the applicable full Quarterly Floating Rate Period is multiplied by a fraction, the numerator of which is the number of calendar days in such Quarterly Floating Rate Period that such share has been outstanding (excluding the date of redemption or conversion, the effective date for the distribution of assets or the last day of the applicable shorter period, as applicable) and the denominator of which is the number of calendar days in such Quarterly Floating Rate Period.

(iv)	Payment Procedure. The Corporation shall pay the dividends declared on the Series B Shares on the relevant Dividend Payment Date (less any tax required to be deducted or withheld by the Corporation) by electronic funds transfer or by cheque(s) drawn on a Canadian chartered bank or trust company and payable in lawful money of Canada at any branch of such bank or trust company in Canada or in such other manner, not contrary to applicable law, as the Corporation shall reasonably determine. The delivery or mailing of any cheque to a holder of Series B Shares (in the manner provided for in subsection II.1(f)(i)) or the electronic transfer of funds to an account specified by such holder shall be a full and complete discharge of the Corporation’s obligation to pay the dividends to such holder to the extent of the sum represented thereby (plus the amount of any tax required to be and in fact deducted or withheld by the Corporation from the related dividends as aforesaid and remitted to the proper taxing authority), unless such cheque is not honoured when presented for payment. Subject to applicable law, dividends which are represented by a cheque which has not been presented to the Corporation’s banker for payment or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable may be reclaimed and used by the Corporation for its own purposes.

(v)	Cumulative Payment of Dividends. If on any Dividend Payment Date, the Quarterly Dividends payable in respect of the Dividend Period ending in the calendar month in which such Dividend Payment Date occurs are not paid in full on all of the Series B Shares then outstanding, such Quarterly Dividends, or the unpaid part thereof, shall be paid (less any tax required to be deducted or withheld by the Corporation) on a subsequent date or dates determined by the Board on which the Corporation shall have sufficient monies properly applicable to the payment of such Quarterly Dividends. The holder of Series B Shares shall not be entitled to any dividends other than or in excess of the cumulative preferential cash dividends herein provided for.

(vi)	Priority. The Series B Shares rank senior to the Common Shares and rank on a parity with every other series of Preferred Shares as to dividends.

(b)	Redemption, Conversion and Purchase

(i)	General. To the extent permitted by applicable law, the Series B Shares may be redeemed, converted or purchased by the Corporation as provided in this subsection II.1(b) but not otherwise.

(ii)	Corporation’s Redemption Rights. The Series B Shares shall not be redeemable by the Corporation on or prior to December 31, 2018. On any Series B Conversion Date, the Corporation may redeem all or any number of the outstanding Series B Shares, at its option, by the payment in cash of $25.00 per share so redeemed together with all accrued and unpaid dividends thereon to, but excluding, the date fixed for redemption (less any tax required to be deducted or withheld by the Corporation) (the “Conversion Date Redemption Price”).

On any date after December 31, 2018 that is not a Series B Conversion Date, the Corporation may redeem all or any number of the outstanding Series B Shares, at its option, by payment in cash of $25.50 per share so redeemed together with all accrued and unpaid dividends thereon up to, but excluding, the date fixed for redemption (less any tax required to be deducted or withheld by the Corporation) (the “Non-Conversion Date Redemption Price”).

Where applicable, if less than all of the then outstanding Series B Shares are at any time to be redeemed, the particular shares to be redeemed shall be selected on a pro rata basis (disregarding fractions) or, with the consent of any applicable stock exchange, in such other manner as the Board may in its sole discretion determine by resolution.

(iii)	Notice of Redemption. Notice of any redemption of Series B Shares pursuant to subsection II.1(b)(ii) shall be given to each holder of Series B Shares to be redeemed by the Corporation at least 30 and not more than 60 days prior to the date fixed for redemption. Any notice of redemption of Series B Shares by the Corporation shall be validly and effectively given on the date on which it is sent to each holder of Series B Shares to be redeemed in the manner provided for in subsection II.1(f)(i). Such notice shall set out:

(A)	the date (the “Redemption Date”) on which the redemption is to take place;

(B)	unless all the Series B Shares held by the holder to whom it is addressed are to be redeemed, the number of Series B Shares so held which are to be redeemed; and

(C)	the Conversion Date Redemption Price or the Non-Conversion Date Redemption Price, as applicable (such applicable redemption price referred to hereinafter as the “Redemption Price”).

(iv)	Payment of Redemption Price. The Corporation shall on the Redemption Date pay or cause to be paid to the holders of the Series B Shares so called for redemption the Redemption Price therefor on presentation and delivery at the principal transfer office of the Transfer Agent in the city of Toronto or such other place or places in Canada designated in the notice of redemption, of the certificate or certificates representing the Series B Shares so called for redemption. Such payment shall be made by electronic funds transfer to an account specified by such holder or by cheque drawn on a Canadian chartered bank or trust company in the amount of the Redemption Price and such electronic transfer of funds or the delivery or mailing of such cheque (in the manner provided for in subsection II.1(f)(i)) shall be a full and complete discharge of the Corporation’s obligation to pay the Redemption Price owed to the holders of Series B Shares so called for redemption to the extent of the sum represented thereby (plus the amount of any tax required to be and in fact deducted or withheld by the Corporation as aforesaid and remitted to the proper taxing authority) unless such cheque is not honoured when presented for payment. From and after the Redemption Date, the holders of Series B Shares called for redemption shall cease to be entitled to dividends or to exercise any of the rights of holders of Series B Shares in respect of such shares except the right to receive the Redemption Price, provided that if payment of such Redemption Price is not duly made in accordance with the provisions hereof, then the rights of such holders shall remain unimpaired. If less than all the Series B Shares represented by any certificate shall be redeemed, a new certificate for the balance shall be issued without cost to the holder. Subject to applicable law, redemption monies which remain unclaimed for a period of six years from the Redemption Date may be reclaimed and used by the Corporation for its own purposes.

(v)	Deposit of Redemption Price. The Corporation shall have the right, at any time after mailing a notice of redemption, to deposit the aggregate Redemption Price for the Series B Shares thereby called for redemption, or such part thereof as at the time of deposit has not been claimed by the holders entitled thereto, in a special account with a Canadian chartered bank or trust company named in the notice of redemption in trust for the holders of such shares, and upon such deposit being made or upon the Redemption Date, whichever is the later, the Series B Shares in respect of which such deposit shall have been made shall be deemed to be redeemed on the Redemption Date and the rights of each holder thereof shall be limited to receiving, without interest, the holder’s proportionate part (after taking into account any amounts required to be deducted or withheld on account of tax in respect of such holder) of the Redemption Price so deposited upon presentation and surrender of the certificate or certificates representing the Series B Shares so redeemed. Any interest on any such deposit shall belong to the Corporation. Subject to applicable law, redemption monies which remain unclaimed for a period of six years from the Redemption Date may be reclaimed and used by the Corporation for its own purposes.

(vi)	Declaration of Dividends in Respect of Shares to be Redeemed. If a dividend is declared by the Board in respect of any Quarterly Floating Rate Period during which the Series B Shares are redeemed, notwithstanding the provisions of subsection II.1(a)(iv), no electronic funds transfer or cheque shall be made or issued in payment of such dividend; rather, the amount of such dividend declared shall be considered to be an accrued and unpaid dividend for purposes of subsection II.1(b)(ii).

(vii)	Conversion at the Option of the Holder. Subject to second paragraph of subsection II.1(b)(viii), subsection II.1(b)(ix) and subsection II.1 (b)(x), each holder of

Series B Shares shall have the right, at its option, on any Series B Conversion Date, to convert all or any part of its Series B Shares registered in its name into Cumulative Rate Reset Preferred Shares, Series A (the “Series A Shares”) on the basis of one Series A Share for each Series B Share converted. Such right may be exercised by notice in writing (an “Election Notice”) given not earlier than the 30th day prior to and not later than 5:00 p.m. (Toronto time) on the 15th day preceding the applicable Series B Conversion Date during usual business hours at any principal transfer office of the Transfer Agent, or such other place or places designated by the Corporation. On any conversion of Series B Shares into Series A Shares, the certificates representing the Series A Shares resulting from the conversion of Series B Shares to which such holder is entitled shall be issued in the name of the holder of the Series B Shares converted or in such name or names as such holder may direct in writing; provided that such holder shall pay any applicable security transfer taxes. Any Election Notice shall be accompanied by (1) payment or evidence of payment of the tax (if any) payable; and (2) the certificate or certificates representing the Series B Shares in respect of which the holder thereof desires to convert into Series A Shares with the transfer form on the back thereof or other appropriate stock transfer power of attorney duly endorsed by the holder, or his or her attorney duly authorized in writing, in which Election Notice such holder may elect to convert part only of the Series B Shares represented by such certificate or certificates not theretofore called for redemption in which event the Corporation will issue and deliver or cause to be delivered to such holder, at the expense of the Corporation, a new certificate representing the Series B Shares represented by such certificate or certificates that have not been converted. Such conversion shall be deemed to have been made at 5:00 p.m. (Toronto time) on the Series B Conversion Date, so that the rights of the holder of such Series B Shares as the holder thereof shall cease at such time and the person or persons entitled to receive the Series A Shares upon such conversion will be treated for all purposes as having become the holder or holders of record of such Series A Shares at such time. An Election Notice is irrevocable once received by the Corporation. If the Corporation does not receive an Election Notice within the specified time, the Series B Shares shall be deemed not to have been converted (subject to subsection II.1(b)(ix)).

(viii)	Notice of Conversion Date and Dividend Rates and Election Notice. The Corporation shall, at least 30 days and not more than 60 days prior to each Series B Conversion Date, provide notice in writing to the then registered holders of the Series B Shares of the Series B Conversion Date and a form of Election Notice as specified by the Corporation. On the 30th day prior to each Series B Conversion Date, the Corporation shall give notice in writing to the registered holders of the Series B Shares of the Floating Quarterly Dividend Rate for the next Quarterly Floating Rate Period and the Annual Fixed Dividend Rate applicable to the Series A Shares for the next Subsequent Fixed Rate Period (as such terms are defined in the Series A Share Provisions).

If the Corporation gives notice pursuant to subsection II.1(b)(iii) to the registered holders of the Series B Shares of the redemption of all Series B Shares pursuant to subsection II.1(b)(ii), it shall not be required to give notice to the holders of the Series B Shares of any dividend rates or of the conversion right of holders of Series B Shares and the right of holders of Series B Shares to convert such shares pursuant to subsection II.1(b)(vii) shall terminate.

(ix)	Automatic Conversion. If the Corporation determines that there would remain outstanding on a Series B Conversion Date less than 1,000,000 Series B Shares,

after having taken into account all Election Notices in respect of Series B Shares duly tendered for conversion into Series A Shares and all Election Notices in respect of Series A Shares duly tendered for conversion into Series B Shares in accordance with the Series A Share Provisions, in each case received by the Corporation during the time fixed therefor then, all, but not part, of the remaining outstanding Series B Shares will automatically be converted into Series A Shares on the basis of one Series A Share for each Series B Share on the applicable Series B Conversion Date. The Corporation shall give notice in writing of the automatic conversion thereof to all holders of the Series B Shares at least seven days prior to the applicable Series B Conversion Date.

(x)	Restrictions on Conversion. The holders of Series B Shares shall not be entitled to convert their shares into Series A Shares if the Corporation determines that there would remain outstanding on a Series B Conversion Date less than 1,000,000 Series A Shares after having taken into account all Election Notices in respect of Series B Shares duly tendered for conversion into Series A Shares and all Election Notices in respect of Series A Shares duly tendered for conversion into Series B Shares in accordance with the Series A Share Provisions, in each case received by the Corporation during the time fixed therefor. The Corporation shall give notice in writing of the inability to convert Series B Shares to all holders of the Series B Shares at least seven days prior to the applicable Series B Conversion Date.

(xi)	Non-Residents. The Corporation is not required to (but may at its option) issue Series A Shares upon the conversion of Series B Shares into Series A Shares to any person whose address is in, or whom the Corporation or the Transfer Agent has reason to believe is a resident of, any jurisdiction outside Canada, to the extent that such issue would require the Corporation to take any action to comply with the securities laws or analogous laws of such jurisdiction.

(xii)	Purchase for Cancellation. Subject to applicable laws, the Corporation may, at any time, purchase for cancellation (if obtainable), out of capital or otherwise, the whole or any part of the Series B Shares outstanding from time to time at any price by tender to all holders of record of Series B Shares or through the facilities of any stock exchange on which the Series B Shares are listed, or in any other manner, provided that in the case of a purchase in any other manner the price for such Series B Shares so purchased for cancellation shall not exceed the highest price offered for a board lot of the Series B Shares on any stock exchange on which such shares are listed on the date of purchase for cancellation, plus the costs of purchase. If upon any tender to holders of Series B Shares under the provisions of this subsection II.1(b)(xii), more shares are offered than the Corporation is prepared to purchase, the shares so offered will be purchased as nearly as may be pro rata (disregarding fractions) according to the number of Series B Shares so offered by each of the holders of Series B Shares who offered shares to such tender. From and after the date of purchase of any Series B Shares under the provisions of this subsection II.1(b)(xii), the shares so purchased shall be cancelled.

(xiii)	Conversion – General. On the conversion of a Series B Share to a Series A Share pursuant to the terms of these Series B Share Provisions, each such Series B Share shall become an issued Series A Share and the number of unissued Series B Shares shall be increased by the number of Series B Shares that became Series A Shares.

(c)	Voting Rights

(i)	Voting Rights – General. Except as otherwise required by law or in the conditions attaching to the Preferred Shares as a class, the holders of Series B Shares shall not be entitled to receive notice of, attend at, or vote at any meeting of shareholders of the Corporation, unless and until the Corporation shall have failed to pay eight Quarterly Dividends on the Series B Shares in accordance with the terms hereof, whether or not consecutive and whether or not such dividends were declared and whether or not there are any monies of the Corporation properly applicable to the payment of such dividends.

In the event of such non-payment, and for only so long as any such dividends remain in arrears, the holders of the Series B Shares shall be entitled to receive notice of all meetings of shareholders of the Corporation and to attend thereat (other than a separate meeting of the holders of another series or class of shares), and shall at any such meetings which they shall be entitled to attend, except when the vote of the holders of shares of any other class or series is to be taken separately and as a class or series, be entitled to vote together with all of the voting shares of the Corporation on the basis of one vote in respect of each Series B Share held by each such holder, until all such arrears of such dividends shall have been paid, whereupon such rights shall cease unless and until the Corporation shall again fail to pay eight Quarterly Dividends on the Series B Shares in accordance with the terms hereof, whether or not consecutive and whether or not such dividends were declared and whether or not there are any monies of the Corporation properly applicable to the payment of such dividends, in which event such voting rights shall become effective again and so on from time to time.

(d)	Issue Price

The Series B Shares will only be issuable upon conversion of Series A Shares and will have an ascribed issue price of $25.00 per share.

In the event of a conversion of a Series A Share to a Series B Share the amount to be deducted from the stated capital account maintained for the Series A Shares and added to the stated capital account maintained for the Series B Shares will be $25.00 per share so converted.

(e)	Election Under the Income Tax Act

The Corporation shall elect in the manner and within the time provided under the Tax Act. under Subsection 191.2(1) of Part VI.1 of the Tax Act, or any successor or replacement provision of similar effect, and take all other necessary action under the Tax Act, to pay or cause payment of tax under Part VI.1 of the Tax Act at a rate such that the corporate holders will not be required to pay tax on dividends received on the Series B Shares under Section 187.2 of Part IV.1 of the Tax Act or any successor or replacement provision of similar effect.

(f)	Notice and Interpretation

(i)	Notices. Any notice, cheque, invitation for tenders or other communication from the Corporation herein provided for shall be sufficiently given, sent or made if delivered or if sent by first class unregistered mail, postage prepaid, to the holders of the Series B Shares at their respective addresses appearing on the records of the Corporation maintained by the Corporation or the Transfer Agent, or, in the case of joint holders, to the address of the holder whose name appears first on the records of the Corporation maintained by the Corporation or the Transfer Agent as one of such joint holders, or, in the event of the address of any of such holders not so appearing, then at the last address of such holder known to the Corporation. Accidental failure to give such notice, invitation for tenders or other communication to one or more holders of the Series B Shares shall not affect the validity of the notices, invitations for tenders or other communications properly given or any action taken pursuant to such notice, invitation for tender or other communication but, upon such failure being discovered, the notice, invitation for tenders or other communication, as the case may be, shall be sent forthwith to such holder or holders.

If any notice, cheque, invitation for tenders or other communication from the Corporation given to a holder of Series B Shares pursuant to this subsection is returned on three consecutive occasions because the holder cannot be found, the Corporation shall not be required to give or mail any further notices, cheques, invitations for tenders or other communications to such shareholder until the holder informs the Corporation in writing of such holder’s new address.

If the Board determines that mail service is or is threatened to be interrupted at the time when the Corporation is required or elects to give any notice hereunder by mail, or is required to send any cheque or any share certificate to a holder, whether in connection with the redemption of such share or otherwise, the Corporation may, notwithstanding the provisions hereof:

(A)	give such notice by publication thereof once in a newspaper having national circulation in Canada or, if there is no newspaper having national circulation in Canada, in an English language newspaper of general circulation published in each of Vancouver, Calgary, Toronto and Montreal and such notice shall be deemed to have been validly given on the day next succeeding its publication; and

(B)	fulfill the requirement to send such cheque or such share certificate by arranging for the delivery thereof to such holder by the Transfer Agent at its principal offices in the city of Toronto, and such cheque and/or share certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (A) above, provided that as soon as the Board determines that mail service is no longer interrupted or threatened to be interrupted, such cheque or share certificate, if not theretofore delivered to such holder, shall be sent by mail as herein provided.

(ii)	Interpretation. If any day on which any dividend on the Series B Shares is payable, on which any Redemption Date or any Series B Conversion Date shall occur, or on or by which any other action is required or permitted to be taken hereunder is not a Business Day, then such dividend shall be payable, such Redemption Date or Series B Conversion Date shall occur or such other action shall be required or permitted to be taken on the immediately following day that is a Business Day.

If a holder of Series B Shares is entitled to a cheque and such cheque is not received by the holder, or if the cheque is lost or destroyed, the Corporation, on being furnished with reasonable evidence of non-receipt, loss or destruction, and an indemnity satisfactory to the Corporation, acting reasonably, will issue to the holder of the Series B Shares a replacement cheque for the amount of the original cheque.

The Corporation will be entitled to deduct or withhold from any amount payable to a holder of Series B Shares under these Series B Share provisions any amount required by law to be deducted or withheld from that payment.

Reference to any statute is to that statute as in force from time to time, including any regulations, rules, policy statements or guidelines made under that statute, and includes any statute that may be enacted in substitution of that statute.

All references herein to a holder of Series B Shares shall be interpreted as referring to a registered holder of the Series B Shares.

For the purposes hereof:

(A)	“Business Day” means a day other than a Saturday, a Sunday or any other day that is a statutory or civic holiday in the place where the Corporation has its head office;

(B)	“Floating Quarterly Dividend Rate” means, for any Quarterly Floating Rate Period, the rate (expressed as a percentage rounded to the nearest one hundred-thousandth of one percent (with 0.000005%) being rounded up)) equal to the sum of the T-Bill Rate on the applicable Floating Rate Calculation Date plus 2.94% per annum (calculated on the basis of the actual number of days elapsed in such Quarterly Floating Rate Period divided by 365);

(C)	“Floating Rate Calculation Date” means for any Quarterly Floating Rate Period, the 30th day prior to the first day of such Quarterly Floating Rate Period;

(D)	“in priority to”, “on a parity with” and “junior to” have reference to the order of priority in payment of dividends and in the distribution of assets in the event of any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs;

(E)	“Quarterly Commencement Date” means the last day of each of March, June, September and December in each year, commencing on December 31, 2018;

(F)	“Quarterly Floating Rate Period” means the period from and including the day immediately following the end of the immediately preceding Quarterly Floating Rate Period to, but excluding, the next succeeding Quarterly Commencement Date;

(G)	“ranking as to capital” and similar expressions mean ranking with respect to priority in the distribution of assets of the Corporation in the event of any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, upon a return of capital or upon any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs;

(H)	“ranking as to dividends” and similar expressions mean ranking with respect to priority in the payment of dividends by the Corporation;

(I)	“Series A Share Provisions” means the designation, rights, privileges, restrictions and conditions of the Series A Shares;

(J)	“Series B Conversion Date” means December 31, 2023 and December 31 (or, if such date is not a Business Day, the immediately following Business Day) of every fifth year thereafter;

(K)	“Series B Share Provisions” means the designation, rights, privileges, restrictions and conditions of the Series B Shares;

(L)	“T-Bill Rate” means, for any Quarterly Floating Rate Period, the average yield expressed as a percentage per annum on 90-day Government of Canada Treasury Bills, using the 3-month average results, as reported by the Bank of Canada, for the most recent treasury bills auction preceding the applicable Floating Rate Calculation Date (with auction results being posted on Reuters page BOCBILL or such other page as may replace such page on that service or if such service is no longer available, a successor service as determined by the Corporation); and

(M)	“Transfer Agent” means CIBC Mellon Trust Company at its principal transfer office in Toronto, Ontario, its successors and assigns, or such other person as from time to time may be appointed as the registrar and transfer agent for the Series B Shares.

(g)	Modification

Subject to subsection II.1(b)(ii), the designation, rights, privileges, restrictions and conditions attaching to the Series B Shares as a series may be repealed, deleted, varied, modified, amended or amplified from time to time only with the approval of the holders of the Series B Shares given in accordance with the CBCA and subsection II.1(h) and with any required approvals of any stock exchanges on which the Series B Shares may be listed.

(h)	Approval of Holders of Series B Shares

(i)

Approval of Holders of Series B Shares. Except as otherwise provided herein, any approval of the holders of the Series B Shares with respect to any matters requiring the consent of such holders may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by a resolution signed by all such holders or passed by the affirmative vote of at least two-thirds of the votes cast by the holders who voted in respect of that resolution at a meeting of the holders duly called for that purpose and at which the holders of 10% of the outstanding Series B Shares are present in person or represented by proxy. If at any such meeting the holder(s) of 10% of the outstanding Series B Shares are not present in person or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than 15 days thereafter and to such time and place as may be designated by the chairman of such meeting, and not less than 10 days’ written notice shall be given of such adjourned meeting. At such adjourned meeting the holders(s) of Series B Shares present in person or represented by proxy shall form the necessary quorum and may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of at least two-thirds of the votes cast at such meeting shall constitute the approval of the holders of the Series B Shares. At any meeting of holders of Series B Shares as a series, each such holder shall be entitled to one vote in respect of each share held.

(ii)	Formalities, etc. The proxy rules applicable to, the formalities to be observed in respect of the giving notice of, and the formalities to be observed in respect of the conduct of, any meeting or any adjourned meeting of holders of the Series B Shares shall be those required by law, as may from time to time be supplemented by the by-laws of the Corporation. On every poll taken at every meeting of holders of Series B Shares as a series, each holder entitled to vote thereat shall have one vote in respect of each Series B Share held.

(i)	Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, whether voluntary or involuntary, subject to the prior satisfaction of the claims of all creditors of the Corporation and of holders of shares of the Corporation ranking prior to the Series B Shares, the holders of the Series B Shares shall rank (a) on a parity with the Preferred Shares of every other series and (b) senior to the Common Shares and the shares of any other class ranking junior to the Preferred Shares. The Series B Shares shall be entitled to receive an amount equal to $25.00 per Series B Share, together with an amount equal to all accrued and unpaid dividends up to but excluding the date fixed for payment or distribution (less any tax required to be deducted or withheld by the Corporation), before any amount is paid or any assets of the Corporation are distributed to the holders of any shares of the Corporation ranking junior as to capital to the Series B Shares. Upon payment to the holders of the Series B Shares of the amounts so payable to them, such holders shall not be entitled to share in any further distribution of the assets of the Corporation.

(j)	Withholding Taxes

(i)	Withholding Taxes. For greater certainty, and notwithstanding any other provision of this Section II.1, the Corporation shall be entitled to deduct and withhold any amounts required to be deducted or withheld on account of any taxes from any amounts (including shares) payable or otherwise deliverable in respect of the Series B Shares, including on the redemption, cancellation or conversion of the Series B Shares. To the extent that any amounts are deducted or withheld, such deducted or withheld amounts shall be treated for all purposes hereof as having been paid or delivered to the person in respect of which such deduction or withholding was made. The Corporation is hereby authorized to sell or otherwise dispose of all or any number of Series A Shares otherwise deliverable to a holder of Series B Shares on the conversion of such Series B Shares in order to meet any tax deduction or withholding tax requirements.

(ii)	Transfer Taxes. For greater certainty, and notwithstanding any other provision of this Section II.1, the Corporation shall not be required to pay any tax which may be:

(A)	imposed upon the person or persons to whom Series A Shares are issued,

(B)	payable in respect of the issuance of such Series A Shares or a certificate therefor, or

(C)	payable in respect of any transfer involved in the issuance and delivery of any certificate in the name or names other than that of the holder of the Series B Shares,

in connection with the conversion of Series B Shares into Series A Shares. The Corporation may refuse to issue any Series A Shares or deliver any such Series A Share certificate unless and until the person or persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid or is otherwise not required to be paid in the circumstances.